UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 3)
Under the Securities Exchange Act of 1934

BlackRock Florida Insured Municipal 2008 Term Trust (BRF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09247H106

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 4, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. _____

CUSIP No.: 09247H106

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _____
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  779,220

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  779,220

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

779,220

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

8.95%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D/A filed by the undersigned. This Amendment amends the original Schedule 13D/A as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended as follows:

KIM, an independent investment advisor, has accumulated 779,220 shares of BRF on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 8.95% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) As of the date of this Report, KIM represents beneficial ownership of 779,220 shares, which represents 8.95% of the outstanding Shares. George W. Karpus currently owns 18,700 purchased on May 24, 2006 at $13.99 (7,700 shares), November 14, 2006 at $14.29 (3,000 shares), November 17, 2006 at $14.30 (2,700 shares) April 12, 2007 at $14.46 (2,500 shares), August 15, 2007 at $14.48 (1,700 shares), and on August 16, 2007 at $14.46 (1,100 shares). Karpus Management, Inc. currently owns 3,000 shares purchased on April 21, 2006 at $13.90 (1,00 shares), March 27, 2007 at $14.51 (1,000 shares) and on May 7, 2007 at $14.51 (1,000 shares). Jo Ann Van Degriff presently owns 1,675 shares purchased on March 20, 2007 at $14.46 (400 shares), April 3, 2007 at $14.48 (675 shares), April 23, 2007 at $14.49 (100 shares), April 27, 2007 at $14.49 (100 shares), May 1, 2007 at $14.49 (50 shares), May 3, 2007 at $14.49 (100 shares), June 8, 2007 at $14.48 (50 shares), June 11, 2007 at $14.49 (50 shares), June 12, 2007 at $14.50 (50 shares), June 22, 2007 at $14.49 (100 shares). None of the other principals of KIM presently own shares of BRF.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 6/29/2007  2,500   $14.50
 7/5/2007  3,900   $14.49
 7/11/2007  800   $14.52
 7/12/2007  4,000   $14.48
 7/16/2007  7,500   $14.47
 7/17/2007  3,700   $14.47
 7/18/2007  600   $14.48
 7/19/2007  2,500   $14.49
 7/24/2007  500   $14.45
 7/25/2007  1,000   $14.45
 7/30/2007  500   $14.49
 7/31/2007  1,200   $14.53
 8/3/2007  100   $14.52
 8/6/2007  7,500   $14.49
 8/8/2007  2,500   $14.50
 8/9/2007  1,200   $14.52
 8/10/2007  2,400   $14.51
 8/14/2007  8,100   $14.45
 8/15/2007  16,500   $14.48
 8/16/2007  7,400   $14.45
 8/20/2007  2,500   $14.51
 8/22/2007  2,700   $14.51
 8/23/2007  3,300   $14.55
 8/24/2007  1,900   $14.55
 8/24/2007  (90)  $14.58
 8/28/2007  700   $14.55
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Investment Strategist
Date:   September 4, 2007